UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003.

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 001-15469

______________________

(A)	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAME BELOW.

THERMOVIEW INDUSTRIES, INC. 401(k) PROFIT SHARING PLAN

(B)	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

THERMOVIEW INDUSTRIES, INC.
5611 Fern Valley Road
Louisville, KY 40228

REQUIRED INFORMATION

(a)

FINANCIAL STATEMENTS. FILED AS PART OF THIS REPORT ON FORM 11-K ARE THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO OF THE THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN AS REQUIRED BY FORM 11-K, TOGETHER WITH THE REPORT THEREON OF CROWE CHIZEK AND COMPANY LLC, INDEPENDENT AUDITORS, DATED MAY 13, 2004.

(b)	EXHIBITS. A CONSENT OF CROWE, CHIZEK AND COMPANY LLC IS BEING FILED AS EXHIBIT 23.01 TO THIS REPORT.

THERMOVIEW INDUSTRIES, INC.
401(K) PROFIT SHARING PLAN
Louisville, Kentucky

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
December 31, 2004 and 2003

THERMOVIEW INDUSTRIES, INC.
401(K) PROFIT SHARING PLAN
Louisville, Kentucky

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
December 31, 2004 and 2003

CONTENTS

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4-8

SUPPLEMENTAL SCHEDULES

SCHEDULE H, PART VI, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)	9

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT
DEPOSITS OF PARTICIPANT CONTRIBUTIONS	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
ThermoView Industries, Inc. 401(k) Profit Sharing Plan
Louisville, Kentucky

We have audited the accompanying statements of net assets available for benefits of ThermoView Industries, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent deposits of participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

Crowe Chizek and Company LLC

Louisville, Kentucky
June 29, 2005

____________________________________________________________________________________________

1.

THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

_______________________________________________________________________________

	2004	2003
ASSETS
Investments
Common Stock	$29,060	$41,102
Mutual funds	6,882,660	4,528,070
Collective trust funds	1,727,115	3,063,072
Participant loans	538,651	521,887
Total investments	9,177,486	8,154,131

Contributions receivable
Participant	80,545	77,538
Employer	12,297	24,900
	92,842	102,438

Total assets	9,270,328	8,256,569

LIABILITIES
Refunds payable	27,200	101,703

NET ASSETS AVAILABLE FOR BENEFITS	$9,243,128	$8,154,866

________________________________________________________________________________

See accompanying notes.

2.

THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2004 and 2003

____________________________________________________________________________________

	2004	2003
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of
investments	$699,356	$1,120,093
Interest and dividends	122,419	59,034
	821,775	1,179,127

Contributions
Employer	143,045	170,253
Participants	998,426	983,663
Rollovers	-	13,279
	1,141,471	1,167,195

Total additions	1,963,246	2,346,322

Deductions from net assets attributed to:
Benefits paid to participants	841,607	983,216
Administrative expenses	33,377	34,549
Total deductions	874,984	1,017,765

Net increase in net assets	1,088,262	1,328,557

Net assets available for benefits
Beginning of year	8,154,866	6,826,309

End of year	$9,243,128	$8,154,866

____________________________________________________________________________________

See accompanying notes.

3.

THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

____________________________________________________________________________________

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the ThermoView Industries, Inc. 401(k) Profit Sharing Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan which covers substantially all eligible employees. The Plan was established to provide and administer retirement benefits for the employees of ThermoView Industries, Inc. (the Company). The Trustee of the plan is PNC Bank, Kentucky, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Subject to applicable IRS limitations, participating employees may contribute from 1 to 15 percent of their annual salaries or wages to the Plan. The Company currently matches 25 percent of the first six percent of compensation contributed. Participants may change their deferral election semi-annually. Contributions are subject to certain limitations.

A participant may contribute any rollover contribution received by the participant or to which the participant is entitled from another qualified trust; such rollover contributions are deposited in the participants rollover account.

Forfeitures: Forfeitures are used as a reduction of employer contributions. In 2004 and 2003, employer contributions were reduced by forfeitures of $21,371 and $23,210, respectively. At December 31, 2004, the Plan had no forfeiture that could be used to offset future contributions.

Investment Options: Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the Plan's fund options. Participants are permitted to transfer existing assets between plan funds at any time throughout the year. Currently participants are capable of making investment allocation changes on-line. All amounts in participants' accounts are participant-directed.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, plan earnings, and are charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

____________________________________________________________________________________

(Continued)

4.

THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

____________________________________________________________________________________

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Participants become fully vested in contributions by the Company and the corresponding income under the following circumstances:

a.	Attaining normal retirement age of 65;
b.	Death;
c.	The date a participant becomes totally disabled as defined in the Plan; or
d.	Completion of service with the Company in accordance with the ERISA graded vesting schedule below:

Years of Service	Percent Vested

Less than 2 years	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Eligibility: An employee becomes eligible to participate immediately after 90 days of service and attainment of age twenty-one or older.

Participant Loans: Subject to a minimum of $1,000, participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance reduced by their highest outstanding loan balance during the year, even if the amounts have been repaid. Generally, loans are taken from all investment funds on a pro rata basis, and loan repayments will be credited to investment funds on the same basis as contributions. Loan terms range from 1-5 years or up to 20 years for the purchase of a principal residence. The loans are secured by 50 percent of the participant's vested account balance and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. The interest rate on each loan is one percent above the prime rate in effect at PNC Bank at the beginning of the month in which the loan is made. The rate will remain fixed until the loan is paid in full. Each loan will provide for level payments of principal and interest, and the payments will conform to the normal payroll cycle.

Administrative Expenses: The Company pays fees, except for investment management fees associated with the PNC Investment Contract Fund, for administration and other services. The Plan is not charged for administrative services performed on its behalf by the Company.

____________________________________________________________________________________

(Continued)

5.

THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

__________________________________________________________________________________

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Plan Amendments: Effective January 1, 2003, the Plan document was amended to allow the Company's stock as an investment choice. The participants may elect to invest up to 20 percent of their account balance in the Company's stock.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accounting records of the Plan are maintained on the accrual basis of accounting.

Valuations of Investments: The Plan's investments are held by PNC Bank, Kentucky, Inc. (the Trustee). The Plan's investments are stated at fair value. Mutual Funds and Common Stock are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the collective trust funds is based on quoted redemption values of the participating units held by the Plan at year end on the last business day of the plan year. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchase and sale of securities are recorded on a trade-date basis.

Estimates in the Financial Statements: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties: The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Payment of Benefits: Benefits are recorded when paid.

____________________________________________________________________________________

(Continued)

6.

THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

___________________________________________________________________________________

NOTE 3 - INVESTMENTS

Investments that represent five percent or more of the Plan's net assets at December 31, 2004 are as follows:

2004
Mutual funds
American Century Income and Growth Fund	$882,574
American Century International and Growth Fund	545,606
American Century Aggressive Fund	727,138
American Century Moderate Fund	922,836
Blackrock Index Equity Fund	915,957
Janus Advisor Capital Appreciation Fund	1,372,150

Collective trust fund
PNC Investment Contract Fund	1,727,115

Investments that represent five percent or more of the Plan's net assets at December 31, 2003 are as follows:

2003
Mutual funds
American Century Income and Growth Fund	$717,238
American Century International and Growth Fund	442,842
Blackrock Index Equity Fund	884,781
Janus Advisor Capital Appreciation Fund	1,189,758

Collective trust fund
PNC Aggressive Profile Fund	590,197
PNC Balanced Profile Fund	803,522
PNC Investment Contract Fund	1,669,352

During 2004 and 2003, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2004	2003

Common stock	$ (3,718)	$ 3,196
Mutual funds	609,838	783,514
Collective trusts	93,236	333,383

	$ 699,356	$1,120,093

____________________________________________________________________________________

(Continued)
7.

THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

____________________________________________________________________________________

NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated October 21, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Certain collective trusts are managed by PNC Bank. PNC Bank is the trustee of the Plan and, therefore, qualifies as a party-in-interest. Fees and commissions of $33,377 and $34,549 have been paid by the Plan to PNC Bank during 2004 and 2003, respectively. At December 31, 2004 and 2003, the Plan held 53,811 and 62,864 shares of ThermoView Industries, Inc. common stock with a fair value of $29,060 and $41,102, respectively.

NOTE 6 - BENEFIT OBLIGATIONS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the plan, but who have not been paid. Plan assets allocated to these participants were $0 and $6,941 at December 31, 2004 and 2003, respectively.

NOTE 7 - PROHIBITED TRANSACTIONS - LATE REMITTANCE

There are issues related to timeliness of remitting participant deferrals to the Plan which may indicate operational deficiencies in the Plan's compliance with the applicable qualification sections of the Internal Revenue Code. Management has indicated its intent to address these issues and correct these in accordance with the procedures prescribed by the Internal Revenue Service.

____________________________________________________________________________________

8.

SUPPLEMENTAL SCHEDULES

THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
SCHEDULE H, PART VI, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
December 31, 2004

Plan Sponsor: ThermoView Industries, Inc. 401(k) Profit Sharing Plan
Employer Identification Number: 61-1325129
Three Digit Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost**	(e) Current Value

	Stock
*	ThermoView Industries, Inc.	Common Stock	$ -	$29,060

	Mutual Funds
	American Century Investments	Income and Growth	-	882,574
	American Century Investments	International and
		Growth	-	545,606
	American Century Investments	Conservative Fund Advisor	-	232,951
	American Century Investments	Moderate Fund Advisor	-	922,836
	American Century Investments	Aggressive Fund Advisor	-	727,138
	AIM Investments	Small Capital Growth	-	197,776
	AIM Investments	Basic Value	-	140,330
	AIM Investments	Dynamics Class K	-	313,853
	Blackrock	Index Equity	-	915,957
	Blackrock	Interim Bond Class A	-	19,741
	Janus	Flexible Income	-	364,413
	Janus	Capital Appreciation		1,372,150
	Federated	Mid-Cap Index	-	247,335

	Collective Trusts
*	PNC Bank, N. A.	Investment Contract Fund	-	1,727,115

*	Participant loans	5.00% to 10.5%	-	538,651

	Total investments			$ 9,177,486

*Denotes investment held by a party-in-interest.

**No cost information is provided since investments are participant directed.

___________________________________________________________________________________________________________________________

9.

THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT
DEPOSITS OF PARTICIPANT CONTRIBUTIONS
December 31, 2004

___________________________________________________________________________________

Plan Sponsor: ThermoView Industries, Inc. 401(k) Profit Sharing Plan
Employer Identification Number: 61-1325129
Three Digit Plan Number: 001

Participant contributions of the current plan year not deposited into the Plan within the time period described in 29 CFR 2510.3-102	$1,026,309

Plus: Delinquent deposits of prior year participant contributions not corrected prior to the current plan year	100,784

Total delinquent participant contributions (line 4a of Schedule H)	1,127,093

Less: Amount fully corrected under the DOL's Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	-

Delinquent deposits of participant contributions constituting nonexempt prohibited transactions	$1,127,093

____________________________________________________________________________________

10.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

THERMOVIEW INDUSTRIES, INC. 401(k) PROFIT SHARING PLAN

By: /s/ Charles L. Smith
Name: Charles L. Smith
Title: President and CEO

Dated June 29, 2005

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

23.01	--	Consent of Crowe Chizek and Company LLC